# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Celsius Holdings, Inc., CIK 0001341766
CUSIP: 155118V207
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2424 N Federal Highway, Suite 208, Boca Raton, Florida, Nevada, United States (X1), 33431
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001615774-17-000688
Filed by CIK 0001687026

## Reporting persons
- Chau Hoi Shuen Solina Holly: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 23,040,969; shared voting power 0; sole dispositive power 23,040,969; shared dispositive power 0; aggregate amount beneficially owned 23,040,969 (9.8% of the class)
- Grieg International Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 22,333,104; shared voting power 0; sole dispositive power 22,333,104; shared dispositive power 0; aggregate amount beneficially owned 22,333,104 (9.5% of the class)
- Oscar Time Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 707,865; shared voting power 0; sole dispositive power 707,865; shared dispositive power 0; aggregate amount beneficially owned 707,865 (0.3% of the class)

## Item 1. Issuer
Name of issuer: Celsius Holdings, Inc.
Address of issuer's principal executive offices: 2424 North Federal Highway, Suite 208 Boca Raton, Florida 33431

## Item 2. Person Filing
Name of person filing:
(1) Chau Hoi Shuen Solina Holly
(2) Grieg International Limited
(3) Oscar Time Limited
Address of principal business office or, if none, residence:
The address of principal business office for Chau Hoi Shuen Solina Holly is:

Suites PT. 2909 & 2910, Harbour Centre
25 Harbour Road
Wanchai, Hong Kong

The address of principal business office for Grieg International Limited and Oscar Time Limited is:

Kingston Chambers
P.O. Box 173
Road Town, Tortola British
Virgin Islands
Citizenship: Chau Hoi Shuen Solina Holly - United Kingdom citizenship with permanent residency in Hong Kong; Grieg International Limited - British Virgin Islands; Oscar Time Limited - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Chau Hoi Shuen Solina Holly: 23,040,969 Grieg International Limited: 22,333,104 Oscar Time Limited: 707,865
Percent of class: Chau Hoi Shuen Solina Holly: 9.80%* Grieg International Limited: 9.50%* Oscar Time Limited: 0.30%* *All calculations of percentage ownership herein are based upon an aggregate of 235,031,452 shares of Common Stock outstanding as of October 30, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.
Sole power to vote or to direct the vote: Chau Hoi Shuen Solina Holly: 23,040,969 Grieg International Limited: 22,333,104 Oscar Time Limited: 707,865
Shared power to vote or to direct the vote: Chau Hoi Shuen Solina Holly: 0 Grieg International Limited: 0 Oscar Time Limited: 0
Sole power to dispose or to direct the disposition: Chau Hoi Shuen Solina Holly: 23,040,969 Grieg International Limited: 22,333,104 Oscar Time Limited: 707,865
Shared power to dispose or to direct the disposition: Chau Hoi Shuen Solina Holly: 0 Grieg International Limited: 0 Oscar Time Limited: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The Shares referenced in Item 4 above are held of record by Grieg International Limited and Oscar Time Limited. Chau Hoi Shuen Solina Holly has sole voting and dispositive power over such Shares.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Chau Hoi Shuen Solina Holly: /s/ Chau Hoi Shuen Solina Holly, Chau Hoi Shuen Solina Holly (02/12/2025)
- Grieg International Limited: /s/ Chau Hoi Shuen Solina Holly, Chau Hoi Shuen Solina Holly / Director (02/12/2025)
- Oscar Time Limited: /s/ Chau Hoi Shuen Solina Holly, Chau Hoi Shuen Solina Holly / Director (02/12/2025)